

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

<u>Via E-mail</u>
Mr. Dominic F. Silvester
Chairman and Chief Executive Officer
Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX Bermuda

Re: Enstar Group Limited
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
File No. 001-33289

Dear Mr. Silvester:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Accounting Branch Chief